August 5, 2008

Filed via EDGAR and
Delivered via Facsimile (202) 772-9217

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549	Ms. Keira Ino Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549

Re:	Lev Pharmaceuticals, Inc.
Form 10-K for Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
File No. 000-32947

Dear Mr. Rosenberg and Ms. Ino:

As you know, we are counsel to Lev Pharmaceuticals, Inc. (“Lev” or the “Company”). This letter sets forth the Company’s responses to the Staff”s supplemental comments which we discussed on August 1, 2008. Consistent with our correspondence dated July 24, 2008, the Company proposes that in response to the Staff’s additional comments, it provide enhancements to its disclosures commencing with its Quarterly Report for the Quarter Ended June 30, 2008, which it intends to file as early as possible during the week of August 4, 2008, rather than amending its Annual Report on Form 10-K for the Year Ended December 31, 2007 and Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2008. We appreciate your efforts in expediting your review of this response.

In presenting this response, we have reproduced the Staff’s supplemental comments based on our notes from our call on August 1, 2008 and followed each comment with the Company’s response. The Staff’s comment letter of July 17, 2008 is referred to in this letter as the “Original Comment Letter”.

Securities & Exchange Commission
August 5, 2008

Form 10-K for the Year Ended December 31, 2007

Consolidated Financial Statements, page F-1

Supplemental Comment No. 1

With respect to Comment No. 2 of the Original Comment Letter, the Staff requested that the Company provide additional factual detail supporting its determination that it was appropriate to capitalize inventory in 2007 at the time such decision was made.

Response to Supplemental Comment No. 1

As we previously described, the Company purchases product from Sanquin Blood Supply Foundation (“Sanquin”) for both its ongoing clinical trials of C1 INH and for its buildup of inventory in preparation for the product launch of Cinryze™, its lead product candidate. Product designated for clinical use is expensed as research and development expense. Product designated for commercial use is treated as inventory and is capitalized. Inventory consists of products and costs associated with the manufacture of Cinryze™ that is designated for commercial sale.

In reaching its decision to capitalize inventory costs prior to having received FDA approval for Cinryze™, the Company reviewed Financial Accounting Standards Board (“FASB”) Concepts Statement No. 6 “Elements of Financial Statements”, which defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Additionally, the Company reviewed Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletin”, which defines inventory as “. . . those items of tangible personal property which (1) are held for sale in the ordinary course of business, (2) are in process of production for such sale, or (3) are to be currently consumed in the production of goods or services to be available for sales.” Lastly, the Company considered FASB No. 2, “Accounting for Research and Development Costs”, which states “[t]he costs of materials (whether from the enterprise’s normal inventory or acquired specially for research and development activities) and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be capitalized as tangible assets when acquired or constructed.”

In accordance with the above-referenced literature, the Company may capitalize pre-approval inventories if management believes that (1) commercial approval by the FDA is probable, such as would be evidenced by a favorable recommendation for approval regarding the safety and efficacy of the product candidate by (i) a regulatory body with authority to grant marketing approval for drugs and biological products for international sale; (ii) the FDA or (iii) one of its advisory bodies, and (2) it is probable that its manufacturing facilities will be approved by the FDA or another regulatory body for the production of inventory. The Company, however, recognizes that it could be required to write down previously capitalized costs related to pre-approval or pre-launch inventory upon a change in such judgment, whether due to a denial or delay of approval by regulatory bodies, a delay in commercialization, or other factors.

Securities & Exchange Commission
August 5, 2008

The Company’s management concluded that there was probable future economic benefit from the Company’s pre-launch inventory and determined to capitalize inventory beginning with the third quarter of 2007, prior to regulatory approval, due to the Company’s filing of a Biologics License Application (BLA) with the FDA on July 31, 2007 based on the statistically significant results generated from the Company’s Phase III clinical trial, as announced on March 14, 2007. In making this decision, the Company’s management also considered a number of additional factors which it viewed as supporting its determination. These supporting factors included:

(1)
that the Company’s manufacturer and licensor, Sanquin, had obtained marketing approval from the relevant European regulatory authorities to market, and for over 35 years has been marketing in Europe, a biological product currently called Cetor™, which is substantially identical to the Company’s lead product candidate;

(2)	in December 2005, the Company was granted “fast track” status by the FDA of C1 INH for the treatment of HAE, which expedites the FDA’s review of investigational drugs for marketing approval;

(3)	additional statistically significant results generated from the Company’s Phase III clinical trial for Cinryze™ for the treatment of HAE, announced on September 10, 2007; and

(4)	the FDA’s acceptance for filing of the Company’s BLA on October 1, 2007.

These factors enabled management to conclude that it is probable that the Company has future commercial use and net realizable value from the pre-launch inventory pursuant to the above-cited accounting literature.

In light of management’s determination that it has probable economic benefit from such inventory, the Company undertook a number of pre-launch activities in the third and fourth quarters of 2007, including hiring sales and marketing personnel; engaging third-party service providers to assist the Company in developing its commercial operations; agreeing to provide funding to Sanquin to enable it to increase its manufacturing capacity for the commercial supply of product; and soliciting requests for proposals from distributors and logistics providers, which culminated in the execution of agreements during the Company’s second fiscal quarter in 2008. In addition, on May 2, 2008, the FDA’s Blood Products Advisory Committee unanimously voted that there is sufficient evidence of the safety and efficacy for the approval of Cinryze™ for the prophylactic treatment of HAE, which is additional evidence that commercial approval by the FDA is probable.

Securities & Exchange Commission
August 5, 2008

Based on the foregoing and in response to the Staff’s comment, the Company proposes to include the following additional disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 in the notes to its financial statements under the caption “Summary of Significant Accounting Policies - Inventory”.

The Company purchases product from Sanquin Blood Supply Foundation (“Sanquin”) for both its ongoing clinical trials of C1 INH and for its buildup of inventory in preparation for the product launch of Cinryze™, its lead product candidate. Product designated for clinical use is expensed as research and development expense. Product designated for commercial sale is treated as inventory and is capitalized. Inventory consists of products and costs associated with the manufacture of Cinryze™ that is designated for commercial sale.

The Company may capitalize pre-approval inventories if management believes that (1) commercial approval by the FDA is probable, such as would be evidenced by a favorable recommendation for approval regarding the safety and efficacy of the product candidate by (i) a regulatory body with authority to grant marketing approval for drugs and biological products for international sale; (ii) the FDA or (iii) one of its advisory bodies, and (2) it is probable that its manufacturing facilities will be approved by the FDA or another regulatory body for the production of inventory. However, the Company could be required to write down previously capitalized costs related to pre-approval or pre-launch inventory upon a change in such judgment, whether due to a denial or delay of approval by regulatory bodies, a delay in commercialization, or other factors.

The Company’s management concluded that there was probable future economic benefit from the Company’s pre-launch inventory and determined to capitalize inventory beginning with the third quarter of 2007, prior to regulatory approval, due to the Company’s filing of a Biologics License Application (BLA) with the FDA on July 31, 2007 based on the statistically significant results generated from the Company’s Phase III clinical trial, as announced on March 14, 2007. In making this decision, the Company’s management also considered a number of additional factors which it viewed as supporting its determination, including the regulatory approval in Europe of a comparable product manufactured by the Company’s licensor. These factors enabled management to conclude that it is probable that the Company has future commercial use and net realizable value from its pre-launch inventory.

Securities & Exchange Commission
August 5, 2008

Pursuant to its Distribution and Manufacturing Services Agreement with Sanquin, the Company procures U.S. Source Plasma from third party suppliers which Sanquin uses in the manufacture of finished product for the Company for clinical and commercial uses. The Company sells the intermediate plasma products which result from the manufacturing process of Cinryze™. The proceeds from the sale of these intermediate products is treated as a cost-recovery at the time of delivery to the third-party purchaser and reduces the capitalized value of the Company’s inventory. The Company’s inventory increased in 2007 and 2008 in preparation for a commercial launch of Cinryze™. The shelf life of the Company’s inventory is as follows:

Materials	Stage	Shelf Live
Frozen plasma	Raw material	Ten years
Intermediate products	Work-In-Process	Two to five years
Cinryze™	Finished	Two years.

Notes to Consolidated Financial Statements, page F-8

Note J- Commitments and Contingencies, page F-21

[1] Sanquin Blood Supply Foundation, page F-21

(b) Distribution and Manufacturing Services Agreement and Loan Receivable, page F-21

Supplemental Comment No. 2

Please revise your response to Comment No. 3 from the Original Comment Letter to provide additional information about how the purchase price of product from Sanquin was determined. In addition, please provide additional information regarding how the product purchase price is adjusted and state whether your disclosure of the estimated aggregate purchase price reflects these price adjustments.

Response to Supplemental Comment No. 2

To provide the Staff with additional information as to how the product purchase price was determined, the Company is providing this supplemental information regarding the Company’s relationship with Sanquin.

In October 2007, the Company entered into Amendment No. 3 to its Distribution and Manufacturing Services Agreement with Sanquin which converted its original agreement into a toll-manufacturing agreement, which is an arrangement often utilized by early-stage companies in the development of new pharmaceutical products. Pursuant to this new arrangement, the Company provides Sanquin with U.S. Source Plasma that it acquires from third parties and Sanquin manufactures finished product for the Company using such plasma supplies. Under this arrangement, Sanquin, in addition to providing manufacturing services for the Company, must test, store and transport the product. The purchase price agreed to by the Company reflects Sanquin’s cost of providing these manufacturing and related services. In addition, the product that the Company purchases from Sanquin, C1 esterase inhibitor, is a specialized therapeutic product manufactured to treat a rare genetic disorder for which the Company has received orphan drug designation from the FDA. Further, to the Company’s knowledge there currently is only one other commercial supplier of C1 esterase inhibitor and that supplier is also developing a product competitive with the Company’s lead product candidate.

Securities & Exchange Commission
August 5, 2008

Due to the multi-faceted arrangement between the Company and Sanquin and the specialized nature of the product that the Company purchases from Sanquin, the Company does not believe that another willing supplier for its product candidate exists. The Company’s relationship with Sanquin, however, is an arm’s-length relationship and the terms and conditions of the Company’s distribution and manufacturing services agreement with Sanquin, which were approved by the Company’s board of directors, reflects the negotiations between principals of both entities.

The Company’s proposed disclosure for its subsequent periodic reports commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 is as follows, with the additional disclosure shown as underlined text:

On October 10, 2007, the Company entered into an amendment, dated as of September 24, 2007, to the Distribution Agreement.  Pursuant to the amendment, the Company agreed on terms of a construction project to scale-up the production facilities of Sanquin to be used for the purpose of meeting the Company’s anticipated ongoing requirements for the commercial use of the C1 INH product to be marketed as Cinryze™.  Pursuant to the terms and conditions of the amendment, the Company is developing a project plan for the construction of additional production facilities with Sanquin.  Subject to the terms of the final project plan, the Company agreed to provide Sanquin with a non-interest bearing loan, up to a maximum amount of €7.5 million (approximately US $11.8 million, based on the exchange rate as of June 30, 2008), to finance the construction project.  This loan will be due July 1, 2014 and Sanquin agreed to repay the principal amount of the loan by providing us with a discount to the per unit purchase price of Cinryze™. Under the agreement, the Company’s purchase discount will apply to purchases through the earlier of the date that the Company’s loan receivable is paid in full or July 1, 2014. The loan receivable balance outstanding as of June 30, 2008 and December 31, 2007 was $3,662,900 and $3,414,755 and the fair value of the loan was $3,545,705 and $3,064,186, respectively.  In accordance with APB No. 21, Interest on Receivables and Payables, the Company did not impute interest since the loan does not require repayment in the future, but rather will be applied to the purchase price of Cinryze™.  The estimated fair value of the loan receivable as of June 30, 2008 and December 31, 2007 are based on the present value of the cash flows discounted at a rate 3.3% and 5.5%, respectively, that approximates current market returns.  In addition, in the event the agreement is terminated before July 1, 2014 because of a default by the Company or if by such date the volume of product the Company ordered is less than the required volume for Sanquin to repay the loan, then the Company shall waive the then outstanding balance of the loan.

Securities & Exchange Commission
August 5, 2008

Pursuant to the amendment, Sanquin shall manufacture C1 INH product for the Company on a toll-manufacturing basis using blood plasma supplied by the Company.  The Company agreed to purchase a specified amount of such product from Sanquin totaling approximately $19.0 million, net of the agreed upon discount, until the scale up is approved by the appropriate regulatory authorities, which we expect to occur during 2009. In addition, the Company agreed to an annual minimum purchase commitment of product of approximately $20.9 million, net of the agreed upon discount, during the term of the Agreement commencing in the year in which the scale up is approved in the U.S. for commercial production. The agreed-upon product purchase price and discount rate were the results of arm’s length negotiations between the Company and Sanquin and is covered by the toll-manufacturing agreement entered into between the Company and Sanquin in October 2007 pursuant to which Sanquin provides the Company with manufacturing and ancillary services. The purchase price is based on the quantity of product purchased during a calendar year, with the volumes purchased up to an agreed upon threshold priced at a higher rate than amounts purchased above such threshold. The purchase price is subject to annual adjustments based on the following parameters: (a) to reflect increases or decreases in the Dutch consumer price index; (b) as agreed to by the parties through good faith negotiations in the event of a significant change in processing as a result of product improvement or regulatory requirements; (c) as agreed to by the parties to cover Sanquin’s actual cost for liability insurance for any country where Sanquin supplies product to the Company; and (d) as agreed to by the parties to repay the loan made by the Company in connection with the scale-up of Sanquin’s facilities. The Company’s estimates of its total purchase commitments do not reflect these adjustments due to the inability to calculate the actual changes in the product purchase price which may be caused by such adjustments.

Further, the Company and Sanquin agreed upon the minimum annual purchase commitments under the agreement based on the Company’s anticipated need for product and the ability of Sanquin to manufacture sufficient quantities of product. The Company and Sanquin agreed to negotiate in good faith to modify these requirements in the event that regulatory approval for commercial release of Cinryze™ in the U.S. does not occur by March 31, 2008. As the Company had not received regulatory approval for Cinryze™ as of such date, the Company has been in discussions with Sanquin regarding these requirements. However, no assurances can be given that we will ultimately enter into a modification agreement, or similar arrangement with Sanquin to modify our commitments under this Agreement.  In such an event, the Company’s liabilities to Sanquin would be subject to the current terms of the Agreement.  The Company’s contractual purchase commitments are subject to annual adjustments based on market conditions and do not include the cost of storage, handling and testing services that Sanquin will provide.

Securities & Exchange Commission
August 5, 2008

(c) License Agreement, page F-22

Supplemental Comment No. 3

The Staff requested that the Company confirm that it will provide the disclosure sought by Comment No. 4 of the Original Comment Letter regarding the Company’s License Agreement with Sanquin Blood Supply Foundation at such time as the parties resume performance.

Response to Supplemental Comment No. 3

The Company confirms that it will provide the disclosure requested by Comment No. 4 in the Original Comment Letter at such time as the Company and Sanquin agree to resume performance under the License Agreement, assuming that the License Agreement is a material agreement to the Company at such time and required to be so disclosed in accordance with applicable SEC rules.

[2] Plasma Agreement, page F-23

Supplemental Comment No. 4

With respect to Comment No. 5 of the Original Comment Letter, the Staff requested that the Company clarify its proposed enhanced disclosure concerning the plasma purchase price agreed upon in its contract with DCI Management. The Staff also sought additional disclosure pertaining to the factors upon which the parties will base any price adjustments as well as additional disclosure regarding how the parties will determine the final closing inventory.

Securities & Exchange Commission
August 5, 2008

Response to Supplemental Comment No. 4

To address the Staff’s supplemental comments concerning Comment No. 5 in the Original Comment Letter, the Company proposes to include the following disclosure as a new paragraph within the appropriate note to its financial statements in its subsequent periodic reports:

The purchase price that the Company agreed to in the DCI Agreement was the results of arm’s length negotiations between the Company and DCI Management Group, LLC. In agreeing upon the terms set forth in this agreement, the Company based its decision on market conditions for the purchase and sale of U.S. Source Plasma. Specifically, the purchase price set forth in the DCI Agreement was consistent with the market price for the purchase and sale of U.S. Source Plasma at the time that the Company entered into the DCI Agreement. Further, the parties agreed upon the minimum annual purchase commitments under this agreement based on the Company’s anticipated need for plasma during the term. The initial purchase price for plasma under the agreement will be reduced following the Company’s purchase of a contractually-defined quantity of plasma, following which subsequent purchases during the term of the Agreement will be based on an adjusted per-unit price. The per-unit purchase price is subject to adjustment on an annual basis as negotiated by the parties based on the then-current market price for U.S. Source Plasma within a range agreed upon by the parties.

The final closing inventory that the Company may be required to purchase upon expiration or certain termination events is based on the supplier’s inventory at the time of such expiration or termination. This closing inventory will be equal to any volumes collected by DCI Management Group for the Company during the 60 day period prior to such termination or expiration to meet the Company’s minimum commitment during the last year of the DCI Agreement. In no event shall the total closing inventory exceed the minimum annual quantity specified by the DCI Agreement.

Securities & Exchange Commission
August 5, 2008

General

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

Becker & Poliakoff, LLP

/s/ Michael A. Goldstein

Michael A. Goldstein

cc:	J. Schein
D. Beck
J. Hochman, Esq.